                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule l3a- 16 OR 15d- 16 of

                       the Securities Exchange Act of 1934

For the month of August, 1996

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                 (Translation of registrant's name into English)

Suite 1204 - 700 West Pender Street, Vancouver, British Columbia, CANADA V6C 1G8
                    (Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  [X]    Form 40-F  [ ]

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]     No [X]

      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENTAL STAGE COMPANY)

                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                               AS AT JUNE 30, 1996

[PROVINCE OF BRITISH COLUMBIA Logo]

BRITISH COLUMBIA SECURITIES COMMISSION


                                QUARTERLY REPORT

                                    FORM 61

INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A: FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.

        1.      For the current fiscal year-to-date:
                Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

        2.      For the quarter under review:
                (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
                (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

        3.      As at the end of the quarter:
                (a) Particulars of authorized capital and summary of shares issued and outstanding.
                (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry dates.
                (c) Total number of shares in escrow or subject to a pooling agreement.
                (d) List of directors.

SCHEDULE C: MANAGEMENT DISCUSSION
Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

        Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.
- -------------------------------------------------------------------------------
ISSUER DETAILS
NAME OF ISSUER
        VENTURE PACIFIC DEVELOPMENT CORPORATION

ISSUER TELEPHONE NO.
        604-687-4588

FOR QUARTER ENDED
        JUNE 30/96

DATE OF REPORT
        Y       M       D
        96      06      30

ISSUER'S ADDRESS
        SUIT 1204-700 WEST PENDER STREET

PROVINCE
        VANCOUVER

POSTAL CODE
        V6C1G

CONTACT PERSON
        FAISAL SALEH

CONTACTS POSITION
        CONTROLLER

CONTACT TELEPHONE NO.
        687-4588
- -------------------------------------------------------------------------------
CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
- -------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE
        /s/ Ronald W. Downey

PRINT FULL NAME
        RONALD W. DOWNEY

DATE SIGNED
        Y       M       D


DIRECTOR'S SIGNATURE
        /s/ Denis Beneteau

PRINT FULL NAME
        DENIS BENETEAU

DATE SIGNED
        Y       M       D

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
            (INCORPORATED UNDER THE COMPANY ACT OF BRITISH COLUMBIA)
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                                 AS AT JUNE 30

                                  -----------

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                          1996          1995
                                                       ----------    ----------
                                     ASSETS

CURRENT
  Cash and term deposits                              $   666,348       962,970
  Accounts receivable                                     153,812        42,644
  Inventory                                                20,308        18,323
  Prepaid expenses and deposits                            27,269        17,680
                                                      -----------   -----------
                                                          867,737     1,041,617

Property held for development (Note 2)                  1,803,060     1,753,231
Fixed assets (Note 3)                                     366,548       363,242
Deferred land development costs (Note 4)                1,501,664       129,997
Deferred gaming facility development costs (Note 5)       716,627       669,544
                                                      -----------   -----------
                                                      $ 5,255,636   $ 3,957,631
                                                      ===========   ===========

                                  LIABILITIES

CURRENT
  Accounts payable                                    $   392,382   $    67,965
  Deferred revenue                                              0             0
  Deferred portion of mortgage payable (Note 7)               726           889
                                                      -----------   -----------
                                                          393,108        68,854

Mortgage payable (Note 7)                                 115,558       116,284
                                                      -----------   -----------
                                                          508,666       185,138
                                                      -----------   -----------

                              SHAREHOLDERS' EQUITY

Capital stock (Note 8)                                  7,264,692     6,187,292
Deficit                                                (2,517,722)   (2,414,799)
                                                      -----------   -----------
                                                        4,746,970     3,772,493
                                                      -----------   -----------
                                                      $ 5,255,636   $ 3,957,631
                                                      ===========   ===========

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

              CONSOLIDATED STATEMENT OF (LOSS) INCOME AND DEFICIT

                                  -----------

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                          Years ended June 30
                                                         ----------------------
                                                           1996          1995
                                                         --------      --------
REVENUE
  Interest                                               $ 11,901      $  5,000
  Joint venture income (excluding depreciation)
    (Note 6)                                               49,267        46,651
  Other                                                    23,600        20,550
                                                         --------      --------
                                                           84,768        72,201
                                                         --------      --------

EXPENSES
  Audit and accounting                                      1,000           -
  Administration fee                                          -             -
  Bad debts                                                   -             -
  Bank charges                                                433           298
  Consulting                                               12,354           -
  Depreciation                                              6,623        11,336
  Directors fees                                            2,140         1,500
  Filing fees                                              14,823           565
  Interest on mortgage payable                              2,852         2,873
  Legal fees                                               46,613        (2,224)
  Office                                                   13,609        15,559
  Rent                                                      8,416        11,199
  Abandoned acquisition costs                                 -             -
  Shareholder information                                     178          (175)
  Transfer agent fees                                         584           651
  Travel and promotion                                      6,131        12,115
  Wages and benefits                                       37,041        63,857
                                                         --------      --------
                                                          152,798       117,554
                                                         --------      --------
(LOSS) BEFORE UNDERNOTED ITEMS                            (68,030)      (45,353)

Gain on disposal of property
  held for development, net                                   -             -
Gain on disposition of assets (note 3)                        -             -
Write-off of investments                                      -             -
Write-off of resource property                                -             -
                                                         --------      --------
NET (LOSS) INCOME FOR THE PERIOD                          (68,030)      (45,353)
                                                         ========      ========

                VENTURE PACIFIC DEVELOPMENT CORPORATION
                     (A DEVELOPMENT STAGE COMPANY)

         CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                ---

                  (EXPRESSED IN CANADIAN DOLLARS)

                                                  YEARS ENDED JUNE 30
                                                -----------------------
                                                   1996          1995
                                                 --------       -------
OPERATING ACTIVITIES
  Net (loss) income for the period             $  (68,030)    $ (45,353)
  Items not involving cash
    Deferred revenue                                   --            --
    Depreciation                                    6,623        11,336
    Gain on disposition of property
       held for development, net                       --            --
    Write-off of investments                           --            --
    Write-off of resource property                     --            --
    Gain on disposition of assets                      --            --
                                               ----------     ---------
                                                  (61,407)      (34,017)

  Changes in non-cash operating
    working capital                                (5,472)      982,614
                                               ----------     ---------
                                                  (66,879)      948,597
                                               ----------     ---------

FINANCING ACTIVITIES
  Issuance of common shares (net)                      --        29,000
  Proceeds of loans and mortgages                      --            --
  Repayment of loans and mortgage                      --          (154)
                                               ----------     ---------
                                                       --        28,846
                                               ----------     ---------

INVESTING ACTIVITIES
  Purchase of fixed assets                        (25,044)      (14,965)
  Expenditures on property held
    for development, net                          (30,044)           --
  Expenditures on resource property                    --            --
  Purchase of investment                               --            --
  Proceeds on disposal of property                     --            --
  Investment in and advances to Venture Pacific
    Airways Ltd. net of payable                        --            --
  Casino development costs, net                   (12,179)      (65,596)
  Expenditures on land development               (468,597)      (45,961)
  Proceeds of disposition of assets                    --            --
  Repayment of note receivable                         --            --
                                               ----------     ---------
                                                 (535,863)     (126,522)
                                               ----------     ---------

Increase (decrease) in cash and term deposits    (602,742)      840,421
Cash and term deposits at beginning of period   1,269,089       122,549
                                               ----------     ---------
CASH AND TERM DEPOSITS AT END OF PERIOD        $  666,347     $ 962,970
                                               ==========     =========

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

Venture Pacific Development Corporation (the "Company"), is a public company which was incorporated on March 18, 1986 under the Company Act of British Columbia. Its shares are traded on the Senior Board of the Vancouver Stock Exchange and on the Non NASDAQ Over the Counter quotation system. The Company is a development stage of enterprise primarily involved in developing real estate properties and reviewing the viability of developing gaming facilities for various First Nation Indian Bands in Canada.

1.  Significant accounting polices

    a. Basis of presentation

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which differ in some respects from those in the United States as outlined in Note 13.

    b. Basis of consolidation

      These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's 50% interest in the Pemberton Junction Store Joint Venture (Note 6) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture. All inter-company transactions have been eliminated.

   c. Property held for development

      Property held for development is carried at the lower of cost and estimated recoverable value. The Company capitalizes all direct costs relating to properties held for future development. In addition, certain indirect costs including financing costs and property taxes are capitalized. To the extent that costs are determined to exceed estimated recoverable value they will be written down accordingly.

   d. Fixed assets

      Fixed assets are recorded at cost. Depreciation has been calculated using the declining-balance method based on annual rates as follows:

               Building                        4%
               Store fixtures and equipment   20%
               Office furniture               20%
               Computer equipment             30%

   e. Inventory

      Inventory is valued at lower of cost and net realizable value.

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

1.      Significant accounting policies (continued)

        f.      Deferred gaming facility costs

                Gaming facility costs are recorded at cost and are deferred in the accounts. The recoverability of amounts shown for deferred gaming facility costs is dependent upon obtaining the required agreements and necessary financing to complete the proposed developments in Canada and the United States. Upon the development of a gaming facility and the commencement of operation these costs will be amortized. When deferred costs exceed estimated net realizable value they will be written down to estimated value. Costs relating to projects abandoned are written off when the decision to abandon is made.

        g.      Cash and cash equivalents

                The Company considers cash on hand, deposits in banks, and highly liquid investments with an original maturity of three months or less as cash and term deposits.

        h.      Statement of Financial Accounting Standards-No 121

                The Company has formulated a policy to adopt the recommendations of Statement of Accounting Standards No 121. Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of. The Company reviews the appropriateness of the carrying value of property held for development on a periodical basis. The Company estimates fair market value of property held for development by reference to current transactions of similar properties and conditions of specific real estate markets. In circumstances where the fair market value, less disposal costs, is exceeded by current carrying value, the Company provides for the indicated impairment. The results of the most recent review indicated that no impairment was required.

2.      Property held for development

        The Company capitalized property taxes and other costs, net of incidental revenue, to property held for development (for the three months ended June 30, 1996) as follows:

                                                        As at June 30
                                                            1996
                                                            ----
        Property taxes...............................    $21,685
        Other costs..................................      8,716
        Less: incidental revenue.....................     (3,000)
                                                         -------
                                                         $27,401
                                                         -------

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

3.  Fixed assets (including 50% of the "PJSJV" fixed assets)

                                                                  Net Book Value
                                                                  --------------
                                                Accumulated          June
                                      Cost      depreciation         1996
                                      ----      ------------         ----
    Land                            $ 38,753      $     -          $ 38,753
    Building                         302,412       41,845           260,567
    Store fixtures and equipment      78,419       33,956            44,463
    Office furniture                  17,475        6,831            10,644
    Computer equipment                17,944        5,824            12,120
                                    --------       ------          --------

                                    $455,003       $88,456         $366,547

4.  Deferred land development cost

                                                       As at June 30
                                                       -------------
                                                            1996
                                                            ----
    Legal                                              $   24,094
    Administration and consulting                         220,716
    Architectural and engineering                       1,256,226
    Other                                                     628
                                                       ----------
                                                       $1,501,664
                                                       ----------

5.  Deferred gaming facility development costs

                                                       As at June 30
                                                       -------------
                                                           1996
                                                           ----
    Consulting and Administration                        $368,791
    Legal                                                 222,965
    Travel                                                101,689
    Other                                                  23,182
                                                         --------
                                                         $716,627
                                                         --------

6.  Investment in joint venture

    Effective November 1, 1992, the Company and the purchaser of the fixed assets contributed the fixed assets and an initial contribution of $19,500 each to the Pemberton Junction Store Joint Venture ("PJSJV"). Each of the ventures has a 50% interest. The joint venture agreement provides for the other venturer to be the operator for a management fee of $50,000 per annum. The PJSJV operates a gas station and convenience store in Pemberton, British Columbia.

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

6.      Investment in joint venture (continued)

        The Company has proportionately consolidated in its accounts the following in respect of its joint venture:

                                                As at June 30
                                                -------------
                                        1996                    1995
                                        ----                    ----
        Current assets                  $110,967                $ 77,077
        Long term assets                 404,290                 402,589
        Current liabilities              (39,926)                (38,064)
                                        --------                --------

        Net                             $475,331                $441,602
                                        --------                --------

                                            Years ended June 30
                                            -------------------
                                        1996                    1995
                                        ----                    ----
        Sales                           $ 540,443               $ 525,040
        Cost of sales                    (438,258)               (427,365)
                                        ---------               ---------
                                          102,185                  97,675

        Expenses                           63,367                  62,762
                                        ---------               ---------
        Joint venture income before
          depreciation                     49,020                  40,772
        Depreciation                        5,437                   4,622
                                        ---------               ---------

        Net income                      $  43,583               $  36,150
                                        ---------               ---------


7.      Mortgage payable
                                                As at June 30
                                                -------------
                                        1996                    1995
                                        ----                    ----
        Mortgage loan, with monthly
          principal and interest
          payments of $1,027, secured
          by certain fixed assets of
          the joint venture and bearing
          interest at 10% per annum,
          due December 1, 1997          $116,284                $117,172

        Current portion                      726                     889
                                        --------                --------

                                        $115,558                $116,283
                                        --------                --------

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

8.      CAPITAL STOCK

        a. Details of capital stock transactions from inception, March 18, 1986, to June 30, 1996 are as follows:

                                                                        Number of shares                Amount
                                                                        ----------------                ------
                Issued on incorporation                                      1,150,001               $  107,500
                                                                             ---------               ----------
                Balance, March 31, 1987 and 1988                             1,150,001                  107,500
                                                                             ---------               ----------
                Issued for cash pursuant to a private placement,
                  net of commissions of $25,000                                500,000                  225,000
                Issued for cash pursuant to a public offering,
                  net of commissions of $45,000                                600,000                  555,000
                Issued for cash on the exercise of warrants                    125,000                   68,750
                Issued for cash on the exercise of options                      40,000                   20,000
                Issued for bonus for loans                                      34,800                   34,800
                                                                             ---------               ----------
                Balance, March 31, 1989                                      2,449,801                1,011,050

                Issued for cash pursuant to a private placement,
                  net of finder's fee of $50,000                               800,000                  950,000
                Issued for cash on the exercise of warrants                    890,250                  890,250
                Issued for bonus for loans                                       6,024                    5,000
                Issued for the acquisition of a subsidiary                      40,625                   65,000
                                                                             ---------               ----------
                Balance, March 31, 1990                                      4,186,700                2,921,300

                Issued for cash on the exercise of options                      50,000                   25,000
                Issued for bonus for loans                                      38,400                   34,470
                                                                             ---------               ----------
                Balance, March 31, 1991 (carried forward)                    4,275,100               $2,981,040

                Balance, March 31, 1991 (brought forward)                    4,275,100               $2,981,040

                Issued for cash                                              1,265,000                  713,260
                Issued for cash                                              1,250,000                  200,000
                Issued for resource property                                    25,000                   11,250
                Issued for settlement of debt                                  136,573                   45,053
                                                                             ---------               ----------
                Balance, March 31, 1992                                      6,951,673                3,950,603

                Share consolidation 6:1 (Note 8.b.)                         (5,793,061)                      --
                                                                             ---------               ----------

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)


8.   Capital stock (continued)

        Balance, March 31, 1993                             1,158,612         3,950,603

        Issued for cash (Note 8.c.)                         1,000,000           496,280
        Issued for cash (Note 8.d.)                           250,000         1,212,609
        Issued for cash on the exercise of options             73,000            51,100
                                                            ---------        ----------

        Balance, March 31, 1994                             2,481,612         5,710,592

        Issued for cash on the exercise of options             43,000            30,100
        Issued for cash on the exercise of warrants           720,000           417,600
                                                            ---------        ----------

        Balance, March 31, 1995                             3,244,612         6,158,292

        Issued for cash (Note 8.e.)                         1,685,715           944,000
        Issued for cash on the exercise of warrants           280,000           162,400
                                                            ---------        ----------

        Balance, June 30, 1996                              5,210,327        $7,264,692
                                                            ---------        ----------


     b. During the year ended March 31, 1993, the authorized and issued capital stock of the Company was consolidated on the basis of one share for every six previously held. Immediately after the consolidation, the authorized capital was increased to 50,000,000 common shares without par value. All share numbers elsewhere in these financial statements reflect the effect of this consolidation.

     c. During the year ended March 31, 1994, the Company issued 1,000,000 units for net proceeds of $496,280, net of costs of $3,720. Each unit consisted of one share and one non-transferable share purchase warrant which allowed the holder to purchase an additional share for $0.50 on or before August 11, 1994 and at $0.58 from August 12, 1994 to August 11, 1995. These warrants expired during the year ended March 31, 1996.

     d. During the year ended March 31, 1994, the Company issued 250,000 shares for net proceeds of $1,212,609, net of commissions and costs of $99,891. In addition, the agent received 62,500 non-transferable warrants. Each warrant entitled the holder to purchase one share at $5.25 on or before October 19, 1994. These warrants expired during the year ended March 31, 1995.

     e. The Company completed a private placement of 1,685,715 units on March 13, 1996 at a purchase price of $0.56 per unit. Each unit consists of one share and one share purchase warrant to purchase a further share at a price of $0.56 in the first year and $0.65 in the second year commencing January 26, 1996.

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

8.     Capital stock (continued)

       f.  Stock options

           i. From time to time, the Company grants incentive stock options to officers, directors, and employees to purchase common shares of the Company at market related prices.

                Information regarding the Company's stock options is summarized as follows:

                                                   Number of shares      Exercise price range
                                                   ----------------      --------------------
                                                                              ($/SHARE)
                                                                              ---------
                Outstanding at April 1, 1992            58,333               $1.56 - 3.30
                  granted                               54,167                1.56
                  expired                              (54,167)               1.56
                                                       -------

                Outstanding at March 31, 1993           58,333                1.56 - 3.30
                  granted                              316,000                0.70 - 1.39
                  exercised                            (73,000)               0.70
                  expired                              (58,333)               1.56 - 3.30
                                                       -------

                Outstanding at March 31, 1994          243,000                0.70 - 2.10
                  granted                               70,000                1.39 - 1.50
                  exercised                            (43,000)               0.70
                  expired/canceled                     (45,000)               1.39 - 2.10
                                                       -------

                Outstanding at March 31, 1995          223,500                1.39 - 2.10
                  granted                              195,000                0.62 - 0.92
                  expired/canceled                    (166,500)               1.39 - 1.50
                                                       -------

                Outstanding at June 30, 1996           252,000                0.62 - 1.39
                                                       -------

           ii. Options to purchase 252,000 shares are outstanding at June 30, 1996 as follows:

                Number of shares       Exercise price       Expiry date
                ----------------       --------------       -----------
                     25,000                 $0.62           December 27, 1996
                     10,000                  0.62           February 8, 1997
                     25,000                  0.92           May 24, 1997
                     25,000                  0.71           August 24, 1997
                    110,000                  0.62           December 27, 1997
                     57,000                  1.39           August 11, 1998

           iii. Warrants to purchase 1,685,715 shares for $0.56 per share in the first year and $0.65 in the second year commencing January 26, 1996.

                   VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

 9.     Related party transactions

        Significant related party transactions and balances not disclosed elsewhere in these consolidated financial statements include:

                                                           As at June 30,
                                                           --------------
                                                        1996            1995
                                                        ----            ----
        a.  consulting and administration fees
            incurred with companies related by
            directors in common                         $  --           $ --

        b.  legal fees incurred with a firm in
            which a director is a partner               $  --           $  --


10.     Income taxes

        The provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates as follows:

                                                                   As at March 31,
                                                                   ---------------
                                                        1996            1995            1994
                                                        ----            ----            ----
        Provision computed at combined Canadian
        federal and provincial rate of 45.3%            ($36,351)       $113,656        ($505,412)

        Recovery of taxes resulting from utilization
        of loss carry forwards                                --        (113,656)              --

        Benefit resulting from losses not recognized      36,351              --          505,412
                                                        --------        --------        ---------
                                                        $     --        $     --        $      --
                                                        ========        ========        =========

        As at March 31, 1996, the Company and its subsidiaries have non-capital losses for income tax purposes of approximately $2,000,000 available to offset future taxable income. These losses commence expiring at various dates through 2003. The potential benefit of these losses has not been reflected in these consolidated financial statements.

11.     Commitments

        i. The Company is committed to future minimum payments under operating leases for office space as follows:

                1997             9,895
                1998            11,694
                1999            13,493
                2000            15,292
                2001                --

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)


11.     Commitments (continued)

        ii. The Company has estimated costs to complete the properties under development amounting to approximately $7,000,000. Of this amount, contract commitments of approximately $5,660,000 are in place. These costs will be financed through the proceeds of sale of these properties or by drawing on project finance commitments of $5,879,000.

12.     Segmented information

        The Company operates in two industries in Canada. Substantially all assets and operations are related to developing real estate properties, except for those costs which have been capitalized relating to developing gaming facilities as outlined in Note 5.

13. Reconciliation between Canadian and U.S. generally accepted accounting principles

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which differ in some respects from U.S. GAAP. The material differences between Canadian and U.S. GAAP which affect the Company's results of operations and financial position are summarized below:

                                                     As at June 30
                                                  --------------------
Result of operations                              1996            1995
- --------------------                              ----            ----
Net loss/income for the year
  Canadian GAAP                                 ($68,030)       ($45,354)
  Deferred casinos development costs             (12,178)        (65,596)

  Capitalized holding costs                      (20,444)        (45,961)
                                               ---------       ---------
  U.S. GAAP                                    ($100,652)      $(156,911)
                                               =========       =========

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENTAL STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (EXPRESSED IN CANADIAN DOLLARS)

13. Reconciliation between Canadian and U.S. generally accepted accounting principles (continued)

Financial position

                                              As at June 30
                                              -------------
                                          1996             1995
                                          ----             ----
Net assets
  Canadian GAAP                         $ 4,746,970      $3,772,493
  Deferred casino development costs        (716,627)       (669,544)
  Capitalized holding costs              (1,501,664)       (129,997)
                                        -----------      ----------
  U.S. GAAP                             $ 2,528,679      $2,972,952
                                        ===========      ==========

14.     Comparative figures

        Certain of the comparative figures have been reclassified to conform with the current year's presentation.

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                           SUPPLEMENTARY INFORMATION

                    FOR THE THREE MONTHS ENDED JUNE 30, 1996


Deferred Gaming Facility Development Expenditures


                                Fiscal Year To Date


        Legal                             -

        Other                           12,178
                                        ------
                                        12,178


Expenditures to Non Arms Length Parties

        Total                              -
                                         ======


                    VENTURE PACIFIC DEVELOPMENT CORPORATION

                        (A DEVELOPMENTAL STAGE COMPANY)
                           SUPPLEMENTARY INFORMATION

                      FOR THE QUARTER ENDED JUNE 30, 1996


SECURITIES ISSUED:

           Issue    Security        Issue         Number of                Total       Consideration
           Date       Type          Type           Shares       Price     Proceeds         Type

         03/13/96   Common    Private Placement    446,428      $0.56     250,000          Cash
         03/13/96   Common    Private Placement    100,000       0.56      56,000          Cash
         03/13/96   Common    Private Placement     44,643       0.56      25,000          Cash
         03/13/96   Common    Private Placement    180,000       0.56     100,800          Cash
         03/13/96   Common    Private Placement    100,000       0.56      56,000          Cash
         03/13/96   Common    Private Placement    814,644       0.56     456,201          Cash
       * 03/13/96   Common    Warrants             446,428       0.56     250,000          Cash
       * 03/13/96   Common    Warrants             100,000       0.56      56,000          Cash
       * 03/13/96   Common    Warrants              44,643       0.56      25,000          Cash
       * 03/13/96   Common    Warrants             180,000       0.56     100,800          Cash
       * 03/13/96   Common    Warrants             100,000       0.56      56,000          Cash
       * 03/13/96   Common    Warrants             814,644       0.56     456,201          Cash

       *     All Warrants are $.56 first Year $.65 second year



OPTIONS GRANTS:

           Grant    Number of    Name of           Exercise       Expiry
           Date      Shares      Optionee            Price         Date

       12/27/1995    25,000    George Scott          0.62        12/27/1996
       03/14/1996    10,000    Andrew Marton         0.62        02/08/1997
       12/27/1995   100,000    Ronald Downey         0.62        12/27/1997
       12/27/1995    10,000    Faisal Saleh          0.62        12/27/1997

       Total        145,000

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                           SUPPLEMENTARY INFORMATION

                              AS AT JUNE 30, 1996


AUTHORIZED AND ISSUED SHARE CAPITAL:

                       Par                                       Issued
        Class          Value         Authorized           Number       Amount

        Common         N.P.V.        50,000,000          5,210,327    7,264,692


OUTSTANDING OPTIONS AND WARRANTS:

                        Number or          Exercise or             Expiry
        Security         Amount         Convertible Price           Date

        Options            25,000             $0.62               12/27/96
        Options            10,000              0.62               02/08/97
        Options            25,000              0.92               05/24/97
        Options            25,000              0.71               08/24/97
        Options           100,000              0.62               12/27/97
        Options            57,000              1.39               08/11/98
        Options            10,000              0.62               12/27/97
      * Warrants        1,685,715              0.56               03/13/98

      * All Warrants are $.56 first Year $.65 second year


SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTION

                                                Number of
                                                  Shares

        Escrow                                   124,997

                          LIST OF DIRECTORS

                                                 Ronald W. Downey
                                                 Conrad Clemiss
                                                 George E. Scott
                                                 Denis Beneteau

                    VENTURE PACIFIC DEVELOPMENT CORPORATION
                                 (THE COMPANY)
                             MANAGEMENT DISCUSSION

                    FOR THE THREE MONTHS ENDED JUNE 30, 1996

- --------------------------------------------------------------------------------
The first quarter of 1996 was a period of consolidation and ongoing development activity.

Continued efforts to improve the Company's real estate holdings in Pemberton B.C. and other proposed developments are progressing in various stages of obtaining permits, additional equity and senior financing. As well the Company continues in its quest to establish itself in gaming both in Canada and the United States.

A summary of activities over the last quarter are as follows.

REAL ESTATE

        Creekside Village, a 54 unit townhouse development in Pemberton B.C. is well under construction with 59% of the units presold. The project is expected to be completed by the end of 1996.

        The Hurley Comprehensive Site at Pemberton, consisting of nine acres commercially zoned property, located on Highway 99 the main route to Whistler and Vancouver has had an development permit application submitted to the Village and is awaiting Department of Highways and Ministry of Environment approvals.

        The proposed developments consist of a 80-Unit Travelodge Motor Inn, restaurant, gas bar/convenience store and retail space. Balance of site is proposed for 44 townhouse project.

        Petrocan Gas Bar & Convenience Store, at Pemberton continues to out perform previous years in sales and profit for the period. As a result of the gas sales new blended pumps with credit card access were installed creating the opportunity to double the capacity of previous pumping capabilities.

        The Pemberton Ridge, a preliminary site design was completed yielding 118 townhouses and 20 single family lots. Further due diligence is being conducted to arrive at time and costs prebudgets and revised designs for the project.

INVERMERE TRAVELODGE MOTOR INN

        The Company continues to seek required approvals and finalize a land lease with the Shuswap Indian Band, and carry out predevelopment work for a proposed 80 Unit Travelodge in Invermere B.C., located on the heart of the Canadian Rockies in close proximity to Banff National Park, Radium Hot Springs and Fairmont Hot Springs.

GAMING

        The Company's continued efforts to establish itself in the development of casinos both in Canada and the United States has produced several prospects to date. These proposed projects are in the conceptional stage, and the Company is in the process of evaluating the viability of the projects with the intent of continuing their due diligence in this regard.

        Negotiations continue with respect to the New Brunswick casino, with the possibility of expanding the management of same to include the development of a Travelodge motor inn and truck stop.

RESULTS OF OPERATIONS

        During the quarter ended June 30, 1996 the Company has continued its effort to enhance its real estate holdings and improve its overall management strategies and techniques. Total revenue for the quarter amounted to $84,768 as compared to $72,201 for the same quarter ended June 30, 1995. Total expenses increased from $117,554 for the 3 months ended June 30, 1995 to $152,758 for the same period in 1996, the increase is largely due to law suit settlement and legal fees of $37,795 and NASDAQ application fees of $13,800. Accounts payable and receivable increased substantially due to the development costs, mainly in the 54 unit townhouse complex known as Creekside Village at Pemberton.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 1996 the Company had a working capital of $474,629, with a current ratio of 2.2% as opposed to $972,763 with a current ratio of 15% as of June 30, 1995, the decrease in capital and current assets from $1,041,617 to $867,737 was mainly due to the development costs of the 54 unit townhouse complex known as Creekside Village at Pemberton. Development costs was $1,501,664 as at June 30, 1996 as opposed to $129,997 as at June 30, 1995.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VENTURE PACIFIC DEVELOPMENT CORPORATION
                                       (Registrant)

Date: August 21, 1996                  By: /s/ Ronald W. Downey
                                           Ronald W. Downey
                                           President and Chief Executive Officer
                                           (Signature)*

*Print the name and title of the signing officer under his signature.